SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of
December 2003
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:

EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number
  Press release announcing that
Tencent (BVI) Limited is
investigating the feasibility of
an initial public offering
("IPO") during the course of
2004 dated December 5, 2003

South Africa, 5 December 2003 - Naspers Limited (JSE: NPN, NASDAQ: NPSN) today announced that Tencent (BVI) Limited is investigating the feasibility of an initial public offering ("IPO") during the course of 2004. A final decision in relation to the IPO will depend, amongst other things, on market conditions prevailing at the time. Tencent is a joint venture with MIH, which is a part of the Naspers Group.
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For further information:
Mark Sorour
Tel: +27 83 444 0007

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IMPORTANT INFORMATION
This press release contains forward-looking statements. While these forward-looking statements
This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.
Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference
Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202)
628-9001. E-mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers
(other than certain exhibits) are also available free of charge from The Company Secretary,
Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406
2121.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date:
December 05, 2003 by
By: /s/ Stephan J. Z. Pacak

Name: Stephan J. Z. Pacak
Title: Director
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